Exhibit (a)(1)

                          OFFER TO PURCHASE FOR CASH

                                MR. BEN FARAHI
                 IS OFFERING TO PURCHASE UP TO 25,000 UNITS OF
                       LIMITED PARTNERSHIP INTEREST IN
                       BIGGEST LITTLE INVESTMENTS, L.P.,
                        A DELAWARE LIMITED PARTNERSHIP,
                         FOR $110.00 PER UNIT IN CASH

     I will purchase up to 25,000 (approximately 13.8%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to me, I will accept units on a pro rata basis according to the number of units tendered by each person.

     You will not pay any fees or commissions if you tender your units, with the exception of taxes or fees which may be payable in respect of custodial or other beneficiary accounts.

     My offer is not subject to any minimum number of units being tendered.

     I am an affiliate of your general partner. I am making this offer with a view towards making a profit.

     My offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on March 20, 2009, unless I extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH MY OFFER, INCLUDING THE FOLLOWING:

      - On October 16, 2006, your general partner completed a thorough review of an offer received by the partnership from counsel to Monarch Casino & Resort, of which my brothers, John and Bob Farahi, are officers and directors, proposing to purchase the Sierra Marketplace Shopping Center, the partnership's sole property, at a cash price of $27 million, subject to certain conditions. The general partner concluded that this offer was not in the best interest of the partnership's limited partners and, therefore, did not enter into negotiations with Monarch. In the event that the partnership had accepted the offer and distributed the proceeds therefrom, the limited partners would have been entitled to an amount equal to approximately $175 per unit. I own approximately 12.1% of the outstanding shares of common stock of Monarch Casino & Resort and, as such, am deemed to be an affiliate of Monarch. Further, I served as an officer and director of Monarch Casino & Resort from its inception until my resignation from such positions in May 2006. Accordingly, a conflict of interest exists for me between my stock ownership of Monarch Casino & Resort and my position as sole manager of your partnership's general partner.

      - Although I anticipate that the value of the Sierra Marketplace property may appreciate substantially in the next five to 10 years and, therefore, I do not believe that a sale of the property before that time is in the best interests of your partnership, I will consider any unsolicited offers received by the partnership relating to Sierra Marketplace, in accordance with my fiduciary duties as the sole manager of the partnership's general partner. I considered Monarch's unsolicited offer in accordance with those fiduciary duties.



      - I am making my offer to make a return on my investment. Accordingly, in establishing my purchase price I was motivated to set the lowest price for your units that might be acceptable to you consistent with my objectives. Such objectives may conflict with your interest in receiving the highest price for your units.

      - My purchase price of $110.00 is not based on any third party appraisal or valuation. In addition, my purchase price was determined without any arm's-length negotiation between me and your partnership. No independent person has given an opinion on the fairness of my offer, and no representation is made by me or the general partner of your partnership on the fairness of my offer. According to Direct Investment Spectrum, a publication covering limited partnerships, between November 2007 and June 2008, a limited number of units were traded in the informal secondary market between a low of $130 and a high of $175 per unit. No unit sales were reported in the secondary market between June 2008 and October 2008, and no public information is available regarding sales of units in the secondary market since October 2008. My purchase price is approximately 32% below the average price for the limited number of units which were traded in the informal secondary market between November 2007 and June 2008. Between September 2008 and December 2008, through various private transactions, I agreed to purchases an aggregate of 1,330 units at $140 per unit. In January 2009, I acquired an aggregate of 2,091 units for $120 per unit through private transactions. I have estimated the liquidation value per partnership unit at $101.80, using a very conservative calculation methodology. (see "Section 13. Background of the Offer" below).

      - If you tender your units you will be giving up future potential value from owning the units.

      - You may receive more value by retaining your units than by selling your units to me.

      - I am an affiliate of the general partner of your partnership. For the year ended December 31, 2007 and the fiscal quarter ended September 30, 2008, the general partner was allocated an aggregate of $19,902 and $1,232, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $112,788 and $19,442, respectively, in management fees.

      - It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers, on a periodic basis. However, I will not make any further offers upon the occurrence of any of the following: (i) I no longer have the financial wherewithal to undertake such offers or (ii) the number of limited partners would decrease below 500 as a result of such offers. It is my intent and goal to acquire 50% or more of the units of your partnership and to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market.

     To accept my offer, please execute the enclosed letter of transmittal and return it to American Stock Transfer & Trust Company, which is acting as Depositary for my offer, together with any additional documents required, in the enclosed pre-addressed, postage paid envelope (see Section 3. "Procedures for Tendering Units"). Questions and requests for assistance or for additional copies of this offer to purchase or the letter of transmittal should be directed to MacKenzie Partners, Inc., which is acting as Information Agent for my offer, at (800) 322-2885.



                               January 30, 2009

                               TABLE OF CONTENTS

SUMMARY TERM SHEET......................................................... 1
RISK FACTORS............................................................... 2
  OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE.......................... 2
  ESTIMATED LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE 3
  LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS..................... 3
  INCREASE IN CONTROL OF YOUR PARTNERSHIP BY ME............................ 3
  CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER.......................... 4
  NO GENERAL PARTNER RECOMMENDATION........................................ 4
  CONFLICTS OF INTEREST RELATING TO FEES................................... 4
  POSSIBLE FUTURE OFFER AT A HIGHER PRICE.................................. 4
  RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS...................... 5
  CONTINUATION OF THE PARTNERSHIP.......................................... 5
THE OFFER.................................................................. 5
  SECTION 1. TERMS OF THE OFFER............................................ 5
  SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS....... 5
  SECTION 3. PROCEDURES FOR TENDERING UNITS................................ 6
  SECTION 4. WITHDRAWAL RIGHTS............................................. 9
  SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT............ 9
  SECTION 6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.......................10
  SECTION 7. EFFECTS OF THE OFFER..........................................13
  SECTION 8. FUTURE PLANS..................................................14
  SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP...............14
  SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.......19
  SECTION 11. CERTAIN INFORMATION CONCERNING ME............................20
  SECTION 12. SOURCE OF FUNDS..............................................22
  SECTION 13. BACKGROUND OF THE OFFER......................................22
  SECTION 14. CONDITIONS OF THE OFFER......................................24
  SECTION 15. CERTAIN LEGAL MATTERS........................................24
  SECTION 16. FEES AND EXPENSES............................................25
  SECTION 17. MISCELLANEOUS................................................25




                              SUMMARY TERM SHEET

     This summary term sheet highlights the most material information regarding my offer, but it does not describe all of the details thereof. I urge you to read this entire offer to purchase, which contains the full details of my offer. I have also included in the summary term sheet references to the sections of this offer to purchase where a more complete discussion may be found. As used herein, the term "general partner" refers to Maxum LLC, of which I am the sole manager.

      - THE OFFER. Subject to the terms hereof, I am offering to acquire 25,000 of the limited partnership units of BIGGEST LITTLE
        INVESTMENTS, L.P., your partnership, for $110.00 per unit in cash. See "Section 1. Terms of the Offer" and "Section 13. Background of the Offer."

      - FACTORS IN DETERMINING THE OFFER PRICE. In determining the offer price per unit I principally considered: (i) that the units do not presently generate current income; (ii) that there is no efficient trading market for the units; (iii) the average sale price for the units traded in the informal secondary market between November 2007 and June 2008; (iv) recent purchases of units that I have made; and
        (v) the possible increase in the value of the property owned by the partnership. See "Section 13. Background of the Offer."

      - EXPIRATION DATE. My offer expires on March 20, 2009, unless extended, and you can tender your units until my offer expires. See "Section 1. Terms of the Offer."

      - RIGHT TO EXTEND THE EXPIRATION DATE. I can extend the offer in my sole discretion, and I will either issue a press release or send you a notice of any such extension. See "Section 5. Extension of Tender Period; Termination; Amendment."

      - HOW TO TENDER. To tender your units, complete the accompanying acknowledgment and agreement and send it, along with any other documents required by the letter of transmittal, to the Depositary, American Stock Transfer & Trust Company, at one of the addresses set forth on the back of this offer to purchase. See "Section 3. Procedures for Tendering Units."

      - WITHDRAWAL RIGHTS. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units at any time on or after March 20, 2009 if I have not already accepted units for purchase and payment. See "Section 4. Withdrawal Rights."

      - HOW TO WITHDRAW. To withdraw your units, you need to send a notice of withdrawal to the Depositary, identifying yourself and the units to be withdrawn. See "Section 4. Withdrawal Rights."

      - TAX CONSEQUENCES. Your sale of units in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See "Section 6. Certain Federal Income Tax Consequences."

      - AVAILABILITY OF FUNDS. I currently have access to the necessary cash to consummate the offer. See "Section 12. Source of Funds."

      - CONDITIONS TO THE OFFER. There are a number of conditions to my offer, including the absence of competing tender offers, the absence of certain changes in your partnership and the absence of certain changes in the financial markets. See "Section 14. Conditions of the Offer."

      - REMAINING AS A LIMITED PARTNER. If you do not tender your units, you will remain a limited partner in your partnership. See "Section 7. Effects of the Offer."

      - CONFLICTS OF INTEREST. The general partner of your partnership (of which I am the sole manager) is entitled to receive payment for services and reimbursement of certain expenses involving your partnership and its assets. As a result, a conflict of interest exists between continuing the partnership and receiving these fees, and the liquidation of the partnership and the termination of these fees. See "Section 9. Certain Information Concerning Your Partnership" and "Section 10. Conflicts of Interest and Transactions with Affiliates."

      - NO GENERAL PARTNER RECOMMENDATION. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units, and believes each limited partner should make his or her own decision whether or not to tender. See "Section 13. Background of the Offer."

      - NO SUBSEQUENT OFFERING PERIOD. I do not intend to have a subsequent offering period after the expiration date of the initial offering period (including any extensions). See "Section 5. Extension of Tender Period; Termination; Amendment."

      - ADDITIONAL INFORMATION. For more assistance in tendering your units, please contact my Information Agent at one of the addresses or the telephone number set forth on the back cover page of this offer to purchase.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT I HAVE REFERRED YOU TO. I HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                                 RISK FACTORS

     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. My offer price may not reflect the price that you could receive in the open market for your units which could be higher than my offer price. According to Partnership Spectrum, an independent industry publication, between November 2007 and June 2008, a limited number of units were traded in the informal secondary market for units at prices ranging from a high of $175 per unit to a low of $130 per unit, with a weighted average price of approximately $161.57 per unit, without taking into account commissions and other transactional cost. No unit sales were reported in the secondary market between June 2008 and October 2008, and no public information is available regarding sales of units in the secondary market since October 2008. On October 14, 2004, your partnership commenced a program to redeem units from all limited partners owning fewer than 100 units at a price of $69 per unit in cash, as a result of which the partnership acquired 2,238 units on or about December 20, 2004. On April 27, 2005, I commenced a tender offer for 20,000 units at a price of $87 per unit, as a result of which I acquired 9,646 units on June 24, 2005. During 2005, I acquired an aggregate of 568 units in a series of private transactions at an average price of $87.63 per unit and, between February 2006 and March 2006, I acquired an additional 84 units in a series of private transactions at an average price of $91.00 per unit. On June 6, 2006, I commenced a tender offer for 65,000 units at a price of $140 per unit, as a result of which I acquired 8,821 units on August 29, 2006. On December 17, 2007, I commenced a tender offer for 20,000 units at a price of $165 per unit. On January 30, 2008, I increased the amount of units to 25,000 units at a price of $165 per unit. As a result of this tender offer I acquired 8,268 units on February 29, 2008. On July 1, 2008, I acquired 100 units at a price of $165.00 per unit in a private transaction. Effective October 1, 2008, 1,532 units were distributed to me as a result of the dissolution of Western Real Estate Investments, LLC (see THE OFFER -
SECTION 11). Between September 2008 and December 2008, through various private transactions, I agreed to purchases for an aggregate of 1,330 units at $140 per unit. In January 2009, I acquired an aggregate of 2,091 units for $120 per unit in private transactions.

ESTIMATED LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE

     I have estimated that the liquidation value of your partnership as of September 30, 2008 was approximately $101.80 per unit. This estimate may not reflect the current market value of your partnership's one real property asset.

LOSS OF FUTURE BENEFITS FROM YOUR OWNERSHIP OF UNITS

     If you tender your units in response to my offer you will transfer to me all right, title and interest in and to all of the units I accept, including the right to participate in any future potential benefits represented by the ownership of the units. Accordingly, you will not receive any future potential benefits from units you sell to me, such as future distributions by your partnership and the potential for appreciation in the value of the units you sell to me.

INCREASE IN CONTROL OF YOUR PARTNERSHIP BY ME

     I currently beneficially own approximately 34.0% of the outstanding units. On September 23, 2008, Articles of Dissolution were filed with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, a Nevada limited liability company and an affiliate of the General Partner ("Western"), and such dissolution was effective as of September 30, 2008. All three members of Western, John Farahi, Bob Farahi and I, consented to the dissolution and all signed the dissolution documents. As a result of the dissolution, Western's remaining 4,596 Units were distributed equally to me, John Farahi and Bob Farahi based on each member's one-third ownership of Western. Each member received 1,532 Units from the transfer, which was made effective on October 1, 2008. I am no longer acting in concert with, or considered for securities law purposes to be part of a

"group" with, either of my brothers, John Farahi and Bob Farahi, with respect to my ownership of units. The more units I acquire, the more I will be able to influence limited partner voting decisions of your partnership. As the owner, directly or indirectly, of a substantial portion of the outstanding units, both my brothers and, separately, I, may presently be able to influence decisions such as the removal of the general partner, amendments of the partnership agreement, the sale of substantially all of your partnership's assets and the liquidation of your partnership.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER

     I am making this offer with a view to making a profit. There is a conflict between my desire to purchase your units at a lower price than the price at which you desire to sell your units. I determined my offer price without negotiation with any other party, including the general or any limited partner.

NO GENERAL PARTNER RECOMMENDATION

     The general partner of your partnership, of which I am the sole manager, makes no recommendation as to whether or not you should tender or refrain from tendering your units. You must make your own decision whether or not to participate in the offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO FEES

     Because my affiliates receive fees for managing your partnership and its assets, a conflict of interest exists between continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Also, a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership would result in a decrease or elimination of the substantial fees to which it is entitled for services provided to your partnership. For the year ended December 31, 2007 and the fiscal quarter ended September 30, 2008, the general partner was allocated an aggregate of $19,902 and $1,232, respectively, of your partnership's taxable income for acting in its capacity as the general partner and $112,788 and $19,442, respectively, in fees for managing the assets owned by your partnership.

POSSIBLE FUTURE OFFER AT A HIGHER PRICE

     It is possible that I may conduct a future offer at a higher price. I anticipate continuing to make offers, on a periodic basis. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions and my interest in acquiring additional units. However, I will not make any further offers upon the occurrence of any of the following: (i) I no longer have the financial wherewithal to undertake such offers or (ii) the number of limited partners would decrease below 500 as a result of such offers. It is my intent and goal to acquire 50% or more of the units of your partnership and to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

     Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to me. The "amount realized" with respect to a unit of limited partnership interest you transfer to me will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of my offer will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to me, whether you dispose of all of your units, and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. Therefore, depending on your tax basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to me pursuant to the offer could exceed my offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you. See "Section 6. Certain Federal Income Tax Consequences."

CONTINUATION OF THE PARTNERSHIP

     Your partnership will continue to be operated as it has in the past. Accordingly, there may be no way to liquidate your investment in the partnership in the future until the assets are sold and the partnership is liquidated.

                                  THE OFFER

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the offer, I will accept and thereby purchase up to 25,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this offer to purchase. For purposes of this offer, the term "expiration date" means 12:00 Midnight, New York City time, on March 20, 2009, unless I have extended the period of time during which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as extended by me, expires. See Section 5 of this offer to purchase for a description of my right to extend the period of time during which the offer is open and to amend or terminate my offer.

     My offer is subject to satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED. See Section 14, which sets forth in full the conditions of the offer. I reserve the right, in my sole discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of such conditions have not been satisfied or waived, I may: (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners; (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all units validly tendered;
(iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended; or (iv) amend the offer.

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 25,000 or less, I will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 25,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, I will accept for payment an aggregate of 25,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units.

     I will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4, within five days following the expiration date. In all cases, the payments for units purchased in my offer will be made only after timely receipt by my Depositary of a properly completed and duly executed letter of transmittal or a facsimile thereof, and any other documents required by the terms hereof or by the letter of transmittal. See "Section 3. Procedures for Tendering Units."

     For purposes of the offer, I will be deemed to have accepted for payment, and thereby purchased, validly tendered units under the offer when, as and if I give verbal or written notice to my Depositary of my acceptance of those units for payment pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for units tendered and accepted for payment pursuant to the offer will in all cases be made through my Depositary, which will act as agent for tendering limited partners for the purpose of receiving cash payments from me and transmitting cash payments to tendering limited partners. Under no circumstances will interest be paid on the offer price by reason of any delay in making such payment.

     If any tendered units are not purchased for any reason, the letter of transmittal with respect to such units will be destroyed by me and I will return any certificates representing such units. If, for any reason, acceptance for payment of, or payment for, any units tendered in my offer is delayed, then, without prejudice to my rights under Section 14 of this offer to purchase, I may cause my Depositary to retain tendered units and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in Section 4 of this offer to purchase; subject, however, to my obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay limited partners the offer price for units tendered or return those units promptly after termination or withdrawal of the offer.

     SECTION 3. PROCEDURES FOR TENDERING UNITS

     VALID TENDER. To validly tender units, a properly completed and duly executed letter of transmittal or a facsimile thereof and any other documents required by the terms hereof or by the letter of transmittal including certificates, if any, representing the units being tendered, must be received by my Depositary on or prior to the expiration date. If you do not provide me with the certificate(s) representing your units which you would like to tender to me, by signing the letter of transmittal you are certifying that the certificate(s) representing your units have been lost or misplaced and agreeing to indemnify me and your partnership in the manner provided for in the letter of transmittal. In order to comply with certain restrictions on transfer in the partnership agreement, a tender which would result in the tendering limited partner owning less than ten units, or four units in the case of a limited partner which is an IRA or Keogh Plan, will not be effective. I will reject only those units that may not be transferred pursuant to the term of the partnership agreement rather than the entire tender and will work with representatives of your partnership's independent transfer agent to ensure compliance with the partnership agreement.

     SIGNATURE REQUIREMENTS. If the letter of transmittal is signed by the registered holder of a unit, then no notarization or signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of eligible institutions such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, no notarization or signature guarantee is required on the letter of transmittal. HOWEVER, IN ALL OTHER CASES, ALL SIGNATURES ON THE LETTER OF TRANSMITTAL MUST EITHER BE NOTARIZED OR GUARANTEED BY AN ELIGIBLE INSTITUTION.

     IN ORDER FOR YOU TO TAKE PART IN THE OFFER, YOUR UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION DATE. The method of delivery of the letter of transmittal and all other required documents, including certificates representing the units being tendered, is at your option and delivery will be deemed made only when actually received by my Depositary.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. If you tender your units and you are not a corporation or foreign individual, you may be subject to 28% backup federal income tax withholding unless you provide me with your correct taxpayer identification number ("TIN"). To avoid this backup withholding, you should complete and sign the Form W-9 included in the letter of transmittal. If you tender your units and do not complete the Form W-9, I will be required to withhold 28% from the purchase price payment made to you (and if you fail to provide your TIN, the IRS may impose an additional $50 penalty or such other amount as may be imposed by law). See the instructions to the letter of transmittal and "Section 6. Certain Federal Income Tax Consequences."

     FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the acknowledgment and agreement set forth in the letter of transmittal and "Section 6. Certain Federal Income Tax Consequences."

     TRANSFER TAXES. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer of units will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     APPOINTMENT AS PROXY; POWER OF ATTORNEY. By executing the letter of transmittal, you are irrevocably appointing me and my designees as your proxy, in the manner set forth in the acknowledgment and agreement and each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by me. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, I accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). My designees and I will, as to those units, be empowered to exercise all voting and other rights as a limited partner as I, in my sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. I reserve the right to require that, in order for units to be deemed validly tendered, immediately upon my acceptance for payment of the units, I must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners and/or limited partners then scheduled or acting by written consent without a meeting, to the extent that such voting rights are attendant to the ownership of the units. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with my directions. The proxy granted by you to me will remain effective and be irrevocable for a period of ten years following the termination of my offer.

     By executing the letter of transmittal, you also irrevocably constitute and appoint me and my designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by me. Such appointment will be effective when, and only to the extent that, I pay for your units and will remain effective and be irrevocable for a period of ten years following the termination of my offer. You will agree not to exercise any rights pertaining to the tendered units without my prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, my designees and I each will have the power, among other things: (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith); (ii) upon receipt by the Depositary of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which I acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of my offer; (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which I am entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form; and (iv) to endorse any check payable to you or upon your order representing a distribution to which I am entitled pursuant to the terms of my offer, in each case, in your name and on your behalf.

     ASSIGNMENT OF INTEREST IN FUTURE DISTRIBUTIONS. By executing the letter of transmittal, you will irrevocably assign to me and my assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of my offer, in respect of the units tendered by you and accepted for payment and thereby purchased by me. If, after the unit is accepted for payment and purchased by me, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to promptly forward such distribution to me.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of units in my offer will be determined by me, in my sole discretion, which determination shall be final and binding. I reserve the absolute right to reject any or all tenders of any particular unit determined by me not to be in proper form or if the acceptance of, or payment for, that unit may, in the opinion of my counsel, be unlawful. I also reserve the right to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner, and my interpretation of the terms and conditions of the offer, including the letter of transmittal and the instructions thereto, will be final and binding. Neither me, my Depositary, my Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

     BINDING AGREEMENT. A tender of a unit under any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering limited partner and me on the terms set forth in this offer and the related letter of transmittal.

     SECTION 4. WITHDRAWAL RIGHTS. You may withdraw tendered units at any time prior to the expiration date and after the 60th day following the date of this offer to purchase, if the units have not been previously accepted for payment.

     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by my Depositary at the address set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and must be signed by the person(s) who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

     If purchase of, or payment for, a unit is delayed for any reason, I may cause my Depositary to retain tendered units and such units may not be withdrawn except to the extent that a tendering limited partner is entitled to withdrawal rights as set forth in this Section 4; subject, however, to my obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of my offer. However, withdrawn units may be re-tendered by following any of the procedures described in Section 3 at any time prior to the expiration date.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. I expressly reserve the right, in my sole discretion, at any time and from time to time: (i) to extend the period of time during which my offer is open and thereby delay acceptance for payment of, and the payment for, any unit; (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions of the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions; (iii) upon the occurrence of any of the conditions specified in Section 14 of this offer to purchase, to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for; and (iv) to amend my offer in any respect, including, without limitation, by increasing the consideration offered, increasing or decreasing the number of units being sought, or both. Notice of an amendment will promptly be disseminated to you in a manner reasonably designed to inform you of the change in compliance with Rule 14d-4(c) under the Exchange Act. An extension of the offer will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of my offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If I extend the offer, or if I delay payment for a unit, whether before or after its acceptance for payment, then, without prejudice to my rights under the offer, I may cause my Depositary to retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in Section 4; subject, however, to my obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If I make a material change in the information concerning the offer or if I waive a material condition to my offer, I will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following any material change in the information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and for investor response. As used in this offer to purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     SECTION 6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of certain federal income tax considerations that should be relevant to you in connection with a sale of units in my offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of my offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to you in light of your specific circumstances or to certain types of investors subject to special tax rules (for example, dealers in securities, banks, insurance companies and, except as discussed below, foreign and tax-exempt investors), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of units pursuant to my offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. Your resulting tax consequences will depend, in part, on your personal tax situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES, INCLUDING STATE AND LOCAL TAX CONSEQUENCES, TO YOU OF SELLING UNITS IN MY OFFER.

     You will recognize gain or loss on a sale of units in my offer equal to the difference between: (i) your "amount realized" on the sale; and (ii) your adjusted tax basis in the units sold. The amount of your adjusted tax basis will vary depending upon your particular circumstances, but generally will equal your cash investment in your units, increased by your share of your partnership's income and gain plus your share of the partnership's liabilities that are applicable to the unit and decreased by your share of your partnership's losses and distributions. If you are selling only some of your units, you will be entitled to apply a portion of your basis determined with reference to the relative value of the transferred units to your total units. The "amount realized" with respect to a unit sold will be a sum equal to the amount of cash received by you for the unit plus the amount of your share of the partnership's liabilities that are allocable to the unit.

     Until the closing of our purchase of your units, you will be allocated a share of your partnership's taxable income or loss with respect to the units sold by you in accordance with the provisions of your partnership's partnership agreement concerning transfers of units. Such allocations and any cash distributed prior to the closing by your partnership to you or for your benefit will affect your adjusted tax basis in your units and, therefore, your taxable gain or loss upon a sale of units in my offer. In this regard, if you tender your units, you will be allocated a pro rata share of taxable income with respect to your units sold in my offer through the end of the calendar quarter in which the units are sold, but I will receive all future distributions made with respect to your units. See "Section 9. Certain Information Concerning Your Partnership."

     Your gain or loss on a sale of a unit in my offer generally will be treated as a capital gain or loss if you held the unit as a capital asset. Gain recognized by you on the disposition of units with a holding period of 12 months or less will be classified as short-term capital gain and subject to taxation at ordinary income tax rates. Your capital gain or loss will be treated as long-term capital gain or loss assuming your holding period for the unit exceeds 12 months. Under current law, capital gains and losses of individuals and non-corporate taxpayers are taxed under tax rules different from the rules applicable to corporations. Long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum federal income tax rate of 15%; however, their gain attributable to the recapture of straight-line depreciation deductions on real estate is taxed at a federal income tax rate of 25%. The maximum federal income tax rate for other income, including the recapture or other depreciation deductions, of such persons is 35%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against their ordinary income. An individual's long-term capital losses in excess of his long-term capital gains can offset his short-term capital gains on which he would otherwise be subject to tax at the same federal income tax rates as his ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

     Under special tax rules applicable to "passive activity losses," if you are a non-corporate taxpayer, you generally cannot use your losses from your partnership's passive activities to offset your non-passive activity income (and if you are a closely-held corporation, you generally cannot use your losses from your partnership's passive activities to offset your portfolio income). Those "suspended" losses are no longer limited by the passive loss rules when you dispose of your entire interest in the partnership in a taxable transaction. Therefore, if you sell all your units in my offer, then your loss on the sale (and any previously suspended passive losses from the partnership) will be deductible by you in full in the year of sale (subject to the limitation on the deductibility of capital losses and any other applicable limitations). But if you sell only some of your units, you will not be entitled to deduct any suspended losses and the loss from the sale of your units will be considered a passive loss, subject to the limitations subscribed above.

     Notwithstanding the prior paragraph, a portion of your gain or loss on a sale of a unit in my offer will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of the unit. Thus, you may recognize both ordinary income and a capital loss upon the sale of your units to me.

     In order to avoid liability for federal estimated tax penalties, an individual generally is required to make quarterly estimated tax payments on account of his annual tax liability. Penalties generally may be avoided by the individual's paying at least 90% of his taxes due for the current year or a percentage of his prior year's tax equal to 110%.

     If you are a tax-exempt investor, you generally should not realize unrelated business taxable income upon a sale of your units in my offer assuming you do not hold your units subject to acquisition indebtedness. However, if you are a tax-exempt investor described in section 501(c)(7),
(c)(9), (c)(17) or (c)(20) of the Code, you should consult your tax advisor concerning the application of "set aside" and reserve requirements to a sale of your units.

     In addition to federal income tax, you may be subject to state and local taxes on your gain (if any) on a sale of your units. You should consult with your own professional tax advisors concerning the state and local tax consequences of a sale of your units.

     If you sell your units, you must report the sale by filing a statement with your federal income tax return for the year of sale. To prevent the possible application of back-up federal income tax withholding of 28% with respect to the payment of the purchase price, you will have to provide me with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     If you are foreign investor, gain realized by you on a sale of your units in my offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. I will withhold 10% of the amount realized by you from the purchase price payment to be made to you unless you properly complete and sign the FIRPTA Affidavit included as part of the Letter of Transmittal certifying your TIN, that you are not a foreign person and your address. Amounts withheld would be creditable against a foreign investor's federal income tax liability and, if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return.

     TAX CONSEQUENCES TO NON-TENDERING AND PARTIALLY-TENDERING LIMITED PARTNERS. Section 708 of the Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. The partnership will not process any requests for transfers of units during such 12-month period which could cause a tax termination. If your partnership was deemed to terminate for tax purposes, the following federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

     You will not recognize any gain or loss upon such deemed contribution of your partnership's assets to the new partnership or upon such deemed distribution of interests in the new partnership, and your capital account in your partnership will carry over to the new partnership.

     A termination of your partnership for federal income tax purposes may also subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you for certain years following our offer if you do not tender all of your interests in your partnership (thereby increasing the taxable income allocable to your interests in your partnership each such year), but would have no effect on the total depreciation deductions available over the total recovery periods of the assets of your partnership (which periods are extended as a result of the termination). Additionally, upon a termination of your partnership, the taxable year of your partnership will close for federal income tax purposes.

     Please note that I do not believe that a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within a 12-month period will occur as a result of this offer.

     SECTION 7. EFFECTS OF THE OFFER.

     LIMITATIONS ON RESALES. Under the partnership agreement, transfers of units which in the opinion of counsel to your partnership would cause a termination of your partnership for federal income tax purposes are not permitted. A termination may occur when 50% or more of the units are transferred in a 12-month period. Depending upon the number of units tendered in my offer, sales of units on the secondary market for the 12-month period following completion of my offer may be limited. The partnership will not process any requests for transfers of units during such 12-month period which the general partner of your partnership believes may cause a tax termination. However, I do not believe that a transfer of 50% or more of the units within a 12-month period will occur as a result of my offer.

     EFFECT ON TRADING MARKET. There is no established public trading market for the units and, therefore, a reduction in the number of limited partners should not materially further restrict your ability to find purchasers for your units through secondary market transactions.

     INFLUENCE ON LIMITED PARTNER VOTING DECISIONS BY ME. I will have the right to vote each unit that I purchase in the offer. As the beneficial owner, directly or indirectly, of a significant portion of the outstanding units I may be able to influence all voting decisions by the limited partners of your partnership. Based on the number of units that I purchase in the offer, I will be in an even stronger position to influence the outcome of voting decisions with respect to your partnership. Accordingly, I may be able to: (i) prevent non-tendering limited partners from taking action they desire but that I oppose; and (ii) take action desired by me but opposed by non-tendering limited partners. Under the partnership agreement, limited partners holding a majority of the units are entitled to take action with respect to a variety of matters, including: removing your general partner; dissolving your partnership; selling all or substantially all of your partnership's assets; effecting material changes in the investment objectives and policies of your partnership; and causing most types of amendments to the partnership agreement. When voting on matters, I will vote units owned and acquired by me, in my interest.

     The units are registered under the Exchange Act, which means, among other things, that your partnership is required to furnish certain information to its limited partners and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, limited partners. I will not accept tenders from any seller if doing so will cause the total number of limited partners to fall below 500.

     SECTION 8. FUTURE PLANS. I am seeking to acquire units primarily for investment purposes and with a view to making a profit. I anticipate continuing to make offers, on a periodic basis, as long as I have the financial wherewithal to undertake such offers. It is my intended goal to provide the limited partners of your partnership with a cost-effective liquidity alternative to the more expensive secondary market and to acquire 50% or more of the units of your partnership. However, I will not make any further offers upon the occurrence of any of the following: (i) I no longer have the financial wherewithal to undertake such offers or (ii) the number of limited partners would decrease below 500 as a result of such offers.

     SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP. Information included herein concerning your partnership is derived from your partnership's publicly-filed reports. Additional financial and other information concerning your partnership is contained in your partnership's annual reports on Form 10-KSB, quarterly reports on Form 10-Q and other filings with the Commission. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The materials may also be reviewed through the Commission's Web site (http://www.sec.gov).

     Your partnership, Biggest Little Investments L.P. and formerly Resources Accrued Mortgage Investors 2, L.P., Resources Accrued Mortgage Investors L.P. Series 87 and Resources Accrued Mortgage Investors L.P. Series 88, was organized on August 14, 1986 under the laws of the State of Delaware. Its principal executive offices are located at 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502. Its telephone number is (775) 825-3355. Your partnership was formed for the purpose of investing in "zero coupon" first and junior mortgage loans which were secured by real property.

     Until January 1, 2002, the general partners of your partnership were RAM Funding, Inc. and Presidio AGP Corp. Effective January 1, 2002, the managing general partner interest and the associate general partner interest were acquired by Maxum LLC, a Nevada limited liability company and the current general partner of which I am the sole manager. On October 8, 2003, your partnership received consents from the holders of a majority of its outstanding units of limited partnership interest to adopt its Second Amended and Restated Agreement of Limited Partnership. Pursuant to the amended limited partnership agreement, your partnership was renamed "Biggest Little Investments L.P." In addition, your partnership was provided with the ability to leverage its property in an effort to increase the value of the partnership, to purchase additional real estate for investment and/or development and to make or acquire additional mortgage loans or short-term loans, as well as to reinvest operating income and proceeds from the sale or refinancing of its properties or the disposition of its mortgage loans. Finally, the amended agreement permitted your partnership to repurchase units from the limited partners. No unit repurchases occurred until 2004.

     On September 1, 2005, your partnership's amended limited partnership agreement was amended to provide the general partner with a right of first refusal to purchase units from selling limited partners who propose to sell the units to a purchaser which is not an existing limited partner of your partnership. The general partner believes that this amendment will reduce your partnership's administrative costs and, accordingly, is in the best interests of your partnership and its partners.

     On April 14, 2006, a distributions of $2.50 per unit was paid to limited partners of record as of the close of business on March 31, 2006.

     YOUR PARTNERSHIP'S CURRENT INVESTMENTS. Your partnership had an investment in a mortgage loan issued on February 10, 1989 in the amount of $6,500,000 to High Cash Partners, L.P., a public limited partnership originally sponsored by Integrated Resources, Inc., which declared bankruptcy in 1994. The total amount, including fees, allocated to the mortgage loan from the gross proceeds of your partnership's initial public offering in 1989 was $7,715,134 including payment to RAM Funding of a mortgage placement fee of $385,757. Commencing on March 1, 2001, your partnership began receiving interest payments on the mortgage loan, which payments represented 16% of the partnership's 2002 revenue. On March 3, 2003, your partnership acquired the deed to the property securing the mortgage loan, a shopping center commonly known as the Sierra Marketplace located in Reno, Nevada, in lieu of foreclosing on the loan. The property consists of approximately 213,000 square feet of net rentable area and occupies 18.67 acres, consisting primarily of two main buildings with spaces for two anchor tenant and surface parking for approximately 1,100 automobiles. The partnership currently owns the property in fee simple and the property is not subject to any mortgages, liens or other encumbrances.

     In an effort to maximize the financial viability of Sierra Marketplace, the partnership demolished and rebuilt part of the property, and may demolish, rebuild, remodel and renovate other parts of the property. As part of the renovation, the portion of the shopping center previously occupied by Good Guys was demolished for the purpose of creating in its place a new driveway (and traffic signal) directly between Sierra Marketplace and the adjacent property, a hotel casino, which is controlled by an affiliate of the general partner. The partnership took an impairment charge in 2003 on the portion of the building of Sierra Marketplace that was demolished for this purpose. The driveway was constructed and put into use on September 30,

2004, and is being shared by, and provides a connection between, Sierra Marketplace and the adjacent property. In January 2004, the adjacent property entered into a lease with the partnership for a 37,368 square foot section of Sierra Marketplace (including the new driveway). The adjacent property has begun paying rent and has a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. The adjacent property also uses part of the common area of Sierra Marketplace and pays its proportionate share of the common area expense of Sierra Marketplace. The adjacent property has the option to renew the lease for three five-year terms, and at the end of the extension period, has the option to purchase the leased section of Sierra Marketplace at a price to be determined based on an MAI Appraisal. The space being leased by the adjacent property provides pedestrian and vehicle access to the adjacent property, and the adjacent property has use of a portion of the parking spaces at Sierra Marketplace. The total cost of the project was $2.0 million, two-thirds ($1.35 million) of which was the responsibility of the adjacent property. Pursuant to the lease agreement, each of a committee of independent directors of Monarch Casino & Resort, Inc. ("Monarch"), which through its wholly owned subsidiary Golden Road Motor Inn Inc. operates the Atlantis Casino Resort in Reno, Nevada, the property adjacent to the Sierra Marketplace Shopping Center, will order a Member Appraisal Institute (MAI)
appraisal of the property.   If each valuation is within 10% of the other,
the average of the two valuations will be the purchase price. If the valuations differ by more than 10%, the two MAI appraisers will select a third MAI appraiser to appraise the property. From the total of three valuations, the average of the two closest valuations will be the purchase price. The purchase price will then be adjusted and decreased by the amount which Monarch can demonstrate that it paid for improvements to the property during the five-year period immediately preceding the exercise of the right to purchase. The terms of the lease also prohibit unlimited gaming at Sierra Marketplace within the first five years of the lease (of which less than one year remains) and that, after the expiration of this five-year period, Monarch is entitled to purchase an extension of the restriction on unlimited gaming at a price to be determined based on an MAI appraisal. Monarch has indicated that it will likely purchase such extension.

     In addition to the driveway lease, the adjacent property is currently leasing approximately 3,400 square feet of office space at the Sierra Marketplace and is paying approximately $4,400 per month in rent plus common area expenses for such space.

     In June 2007, the adjacent property began leasing a portion of the parking lot at the Sierra Marketplace consisting of a total of approximately 276 parking spaces for a monthly fee of $25,000. Effective November 4, 2007, this month-to-month lease was amended reducing the number of parking spaces leased to 125 and reducing the monthly rent to $17,500. The adjacent property cancelled its lease for these parking spaces effective June 30, 2008.

     Effective August 1, 2008, the adjacent property cancelled its lease of a sign space at the Sierra Marketplace which it had been leasing for $1,060 per month.

     The affiliate of the general partner which controls the adjacent property does not have any ownership, options to purchase (except with respect to the driveway discussed above) or first rights of refusal over or control of the Sierra Marketplace.

     In March 2006, the space in Sierra Marketplace previously occupied by Smith's was broken into and vandalized resulting in damage in excess of $200,000. The partnership filed an insurance claim on the loss and, in 2007, received $161,001 in settlement proceeds from the insurance company. During the first quarter of 2007, the partnership took an impairment in the amount of $234,945 on the Sierra Marketplace property while it evaluates repair and lease options for the damaged space. In March 2007, a vacant space at the Sierra Marketplace was vandalized resulting in damage in excess of $83,000. The partnership filed an insurance claim on the loss and, in August 2007, received $47,594 in settlement proceeds from the insurance company. The partnership took an impairment of $83,890 during the third quarter of 2007 while it evaluates repair and lease options for the vacant space. The partnership has increased its security measures at the Sierra Marketplace.

     On November 1, 2005, the partnership filed an application with the City of Reno to change the zoning of the Sierra Marketplace from "Commercial" to "Hotel Casino." The City of Reno adopts a master plan with respect to use, which plan is modified every few years. Sierra Marketplace is located in an area of the current master plan designated for gaming since approximately 1995. With this master plan designation, I believe that the shopping center's zoning as "commercial" could be changed easily to "gaming" if desired, which could add significant value to the property. The City of Reno may be considering changing the master plan for the area where the Sierra Marketplace is located. Accordingly, for purposes of protecting the real estate value of the Sierra Marketplace, representatives of Maxum, the partnership's general partner, applied for a zoning change to "hotel casino" so that the partnership would not lose the ability to obtain this zoning designation in the future. On January 25, 2006, the City of Reno approved the zoning change application. The zoning change was not related to the Atlantis Casino Resort expansion. The partnership operates and intends to continue to operate totally independent of Atlantis, other than the portion of Sierra Marketplace that Monarch rents for vehicular and pedestrian access between the shopping center and the casino and for office space. Moreover, Atlantis Casino Resort currently owns 16 acres of vacant property available to it for expansion purposes.

     Your partnership currently has no plans or proposals concerning the Sierra Marketplace and continues to hold the property for investment based on my belief in the long term value of the real estate. The partnership is considering many different alternatives for the purpose of further enhancing the value of the property and, accordingly, increasing the value of the units. Potential future plans for the shopping center include further renovation to attract more profitable leases or redevelopment of the property for commercial purposes.

     On July 26, 2006, the partnership received a letter from counsel to Monarch setting forth the terms of a proposal by Monarch to purchase the Sierra Marketplace Shopping Center at a cash price of $27 million. In the event that the partnership had accepted the offer and distributed the proceeds therefrom, the limited partners would have been entitled to an amount equal to approximately $175 per unit. The partnership had received expressions of interest in the property from Monarch and other third parties in the past but no prior offers were ever made, nor were any significant negotiations ever commenced. In October 2005, a representative of a publicly held casino operator met with me, in my capacity as the sole manager of the general partner of the partnership, and stated that his company was interested in purchasing the property adjacent to the Sierra Marketplace and, contingent upon such purchase, also desired to purchase Sierra Marketplace.

However, negotiations between the casino operator and Monarch, the owner of the adjacent property, were unsuccessful and, accordingly, no offer was ever made to purchase Sierra Marketplace. In addition, on May 3, 2006, the partnership received a letter from counsel to Monarch confirming a prior telephone conversation in which such counsel had advised me that the Monarch Board of Directors wished to immediately commence negotiations for the Sierra Marketplace. During the referenced telephone conversation, a member of the Board of Directors of Monarch informed me that Monarch was interested in negotiating to purchase the Sierra Marketplace. I, on behalf of the general partner of the partnership, responded to the representative of Monarch that the partnership was not interested in selling the Sierra Marketplace but would, instead, consider entering into a long-term lease arrangement. On July 27, 2006, Monarch filed a Form 8-K stating that Monarch's Board of Directors had been "accumulating information relative to a potential purchase offer" for Sierra Marketplace. On October 16, 2006, the general partner completed a thorough review of Monarch's offer and concluded that this offer was not in the best interest of the partnership's limited partners and, therefore, did not enter into negotiations with Monarch.

     As of December 31, 2008, approximately 20% of Sierra Marketplace's rentable square footage was occupied and the average monthly effective rent was $1.11 per occupied square foot. This does not include the driveway leased to the adjacent property.

     SELECTED FINANCIAL DATA. The following is a summary of certain financial data for your partnership for the periods indicated. The summary financial information for your partnership for the years ended 2007 and 2006 is based on audited financial statements.

                           SELECTED FINANCIAL DATA

                                 FISCAL YEAR ENDED         FISCAL QUARTER
                                   DECEMBER 31,          ENDED SEPTEMBER 30,
                              ----------------------    ---------------------
                                 2007        2006          2008       2007
                              ----------  ----------    ---------- ----------
Rental income                 $1,667,905  $1,745,166    $  319,567 $  484,250
Interest and other income        426,501     369,869        53,133    110,585
                              ----------  ----------    ---------- ----------
Total revenues                 2,094,406   2,115,035       372,700    594,835
                              ----------  ----------    ---------- ----------
Operating expenses               540,245     537,711       146,914    168,841
General and administrative       163,570     303,513        31,099     14,385
Depreciation                     481,725     522,251       125,976    116,635
Management fees                  112,788     111,707        19,442     32,134
Costs of development not
  Consummated                          0      10,000             0          0
                              ----------  ----------    ---------- ----------
Total expenses                 1,298,328   1,485,272       323,431    331,995
                              ----------  ----------    ---------- ----------
Net income                    $  796,078  $  629,763    $   49,269 $  262,840
                              ==========  ==========    ========== ==========

Net income per unit           $     4.29  $     3.39    $     0.27 $     1.42
                              ==========  ==========    ========== ==========


                                           December 31,
                                    -------------------------   September 30,
                                        2007          2006          2008
                                    -----------   -----------   -------------
Balance Sheet Data:
  Total assets                      $21,846,567   $21,076,715   $  12,704,196
  Total liabilities                     113,010       139,236          80,545
  Limited partners equity (180,937
    units outstanding at 9/30/08,
    12/31/07 and 12/31/06)           21,177,380    20,401,204      21,432,424

Statements of Cash Flow Data:
  Cash and Cash Equivalents         $ 8,739,802   $ 7,264,486   $   9,349,951
  Net cash provided by operating
    activities                        1,266,721     1,194,339         610,149
  Net cash provided by investing
    activities                          208,595             0               0
  Net cash used in financing
    activities                                0      (463,942)              0


     SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. I have certain conflicts of interest with respect to the offer as set forth below.

     VOTING BY ME. As the beneficial owner, directly or indirectly, of a significant portion of the outstanding units, I presently may be able to influence decisions. As a result of the offer, I will be in an even stronger position to influence the outcome of such partnership decisions. This means that: (i) non-tendering limited partners could be prevented from taking action they desire but that I oppose; and (ii) I will be able to take action desired by me but opposed by non-tendering limited partners. See "Section 7. Effects of the Offer."

     TRANSACTIONS WITH AFFILIATES. Under the partnership agreement, your general partner is entitled to receive 2.5% of your partnership's income, loss, capital and distributions including without limitation your partnership's cash flow from operations and disposition proceeds. Your general partner will also receive its pro rata interest in any distributions made by your partnership as well as fees for managing the property owned by the partnership. I am the sole manager of your general partner.

     In January 2004, members of an entity affiliated with the general partner, which controls the property adjacent to the Sierra Marketplace, entered into a lease with the partnership for a 37,368 square foot section of Sierra Marketplace (including the new driveway). The adjacent property has begun paying rent and has a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. The adjacent property also uses part of the common area of Sierra Marketplace and pays its proportionate share of the common area expense of Sierra Marketplace. In addition to the driveway lease, the adjacent property is currently leasing approximately 3,400 square feet of office space at the Sierra Marketplace and is paying approximately $4,400 per month in rent plus common area expenses for such space. In June 2007, the adjacent property began leasing a portion of the parking lot at the Sierra Marketplace consisting of a total of approximately 276 parking spaces for a monthly fee of $25,000. Effective November 4, 2007, this month-to-month lease was amended reducing the number of parking spaces leased to 125 and reducing the
monthly rent to $17,500.   The adjacent property cancelled its lease for
these parking spaces effective June 30, 2008. Effective August 1, 2008, the adjacent property cancelled its lease of a sign space at the Sierra Marketplace which it had been leasing for $1,060 per month. See "SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP-YOUR PARTNERSHIP'S CURRENT INVESTMENTS."

     SECTION 11. CERTAIN INFORMATION CONCERNING ME. I am Ben Farahi, a partner of Farahi Investment Company, a Nevada general partnership engaged in real estate investment and development in the Reno, Nevada area. The other partners of Farahi Investment Company are my brothers, John Farahi and Bob Farahi. My brothers and I are the sole owners of Virginia Springs Limited Liability Company, a Nevada limited liability company formed for the purpose of investing in real estate-related investments. The principal executive offices of Virginia Springs and Farahi Investment Company are located at 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502, and their telephone number is (775) 825-3355.

     Age 56. I was Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc., which through its wholly owned subsidiary Golden Road Motor Inn, Inc. ("Golden Road") operates the Atlantis Casino Resort in Reno, Nevada, from its inception in 1993 to May 23, 2006. I have resigned as an executive officer and director of Monarch, in part, to eliminate any potential conflict of interest with respect to my position with the partnership's general partner and my ownership of units and with the intent of focusing on the best interests of your partnership. Each of my brothers, however, remains a director and executive officer of Monarch. From 1973 until June 1993, I was Secretary, Treasurer and a Director of Golden Road in charge of financial planning and construction. I hold a mechanical engineering degree from the University of California at Berkeley and a M.B.A. degree in accounting from the California State University, Hayward.

     Neither I nor Farahi Investment Company was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). In addition, none of such persons or entities was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     RELATED PARTY CONTRACTS AND TRANSACTIONS. Except as otherwise set forth in Sections 9 and 10 hereof, neither I, nor your general partner, nor Virginia Springs, nor Farahi Investment Company nor, to the best of my knowledge, any affiliate thereof has any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Except as otherwise set forth in Section 10 hereof, there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between me, your general partner, Virginia Springs, Farahi Investment Company or, to the best of my knowledge, any affiliate thereof, on the one hand, and your partnership or its affiliates, on the other hand.

     Between February 2006 and March 2006, I consummated agreements to purchase 84 units from various limited partners at an average price of $91.00 per unit in a series of private transactions.

     On June 22, 2006, I filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, of which I was the sole managing member and the owner of one-third of the outstanding interests. The Articles of Dissolution were subsequently challenged by my brothers, each of whom also owned a one-third interest in Western Real Estate Investments. I believed that each of my brothers and I owned one-third of the assets of Western Real Estate Investments at this time. The sole assets of Western Real Estate Investments were its units of the partnership. In March 2007, I took the action of transferring 95%, or 87,306, of Western's units to each of the three members proportionately. Such transfers were made effective April 1, 2007. Accordingly, I received one-third of the distribution, constituting 29,102 units.

     On June 26, 2006, I commenced a tender offer for 65,000 units at a price of $140 per unit, as a result of which I acquired 8,821 units on August 31, 2006.
                                   -21-



     On December 17, 2007, I commenced a tender offer for 20,000 units at a price of $165 per unit. On January 30, 2008, I increased the amount of units to 25,000 units at a price of $165 per unit. As a result of this tender offer I acquired 8,268 units on February 29, 2008.

     On July 1, 2008, I acquired 100 units at a price of $165.00 per unit in a private transaction.

     On September 23, 2008, Articles of Dissolution were filed with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC, and such dissolution was effective as of September 30, 2008. All three members of Western, John Farahi, Bob Farahi and I, consented to the dissolution and all signed the dissolution documents. As a result of the dissolution, Western's remaining 4,596 Units were distributed equally to me, John Farahi and Bob Farahi based on each member's one-third ownership of Western. Each member received 1,532 Units from the transfer, which was made effective on October 1, 2008. I am no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of my brothers with respect to my ownership of units.

     Between September 2008 and December 2008, through various private transactions, I agreed to purchases for an aggregate of 1,330 units at $140 per unit. In January 2009, I acquired an aggregate of 2,091 units for $120 per unit in private transactions.

     As of the date of this offer to purchase, I own, directly or indirectly, 61,586 units. To the best of my knowledge, no other affiliate of mine beneficially owns or has a right to acquire any units.

     Except as set forth immediately above in this Section 11, neither I, nor your general partner, nor Virginia Springs, nor Farahi Investment Company, nor to the best of my knowledge, any affiliate thereof has effected any transaction in the units within the past 60 days.

     Except as set forth above in this Section 11, there have been no contracts, negotiations or transactions between me, your general partner, Western Real Estate Investments, Virginia Springs, Farahi Investment Company or, to the best of my knowledge, any affiliate thereof, on the one hand, and your partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     SECTION 12. SOURCE OF FUNDS. I expect that approximately $2,750,000, exclusive of fees and expenses, will be required to purchase all of the 25,000 units I am seeking in this offer. I plan to obtain the funds necessary to consummate the offer, including fees and expenses, from my personal funds. My personal net worth is in excess of $10,000,000. Assets that are not readily marketable do not make up a significant portion of my net worth and I am not a maker of any material guarantees.

     SECTION 13. BACKGROUND OF THE OFFER. Taking into account that I am offering to purchase units which are a relatively illiquid investment and which do not presently generate current income, I have determined an estimated liquidation value for your partnership. Determining the value of the Sierra Marketplace is very subjective.

     Based on current income and cash flow data, the property value would be below $10,000,000. The following table shows my calculation of income and cash flow:

     For the Nine Months Ended September 30, 2008
     --------------------------------------------

     Net income                          $261,584
     Less: interest income               (181,345)
     Plus: depreciation                   377,929
     Plus: estimated partnership expenses 113,595
                                         ---------
                                         $571,763
                                         --------
     Annualized (x 1.33)                 $760,445

     I believe this method is very conservative. My offer price is based on current economic conditions and the recent purchases I have made.

     The following chart summarizes my very conservative determination of the estimated liquidation value of your partnership:

  Estimated Value of Real
    Property Investment                                   $10,000,000
  Accounts Receivable                                          21,539
  Unencumbered Cash Reserves
    as of September 30, 2008                                9,349,951

    Net of Accounts Payable               (80,545)
    Less:  Liquidation Costs
      (4% of property value)             (400,000)
                                         ---------
Liquidation Value                                         $18,890,945
x 97.5% to Limited Partners                               $18,418,671

Per Unit Liquidation Value
  (180,937 Units at September 30, 2008)                       $101.80

     I believe that the above methodology is an appropriate method for determining the liquidation value of your partnership's assets. The utilization of different valuation methods or assumptions also could be appropriate. In this regard, you should understand that other appropriate valuation methods could yield a higher value.

     The purchase price represents the price at which I am willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by me, or the general partner of your partnership, as to the fairness of my offer. I did not, nor did the general partner of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's real property. You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of my offer before deciding whether to tender your units.

     Secondary market sales activity for the units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available to a limited partner to liquidate an investment in units (other than selling via private transactions) because the units are not listed or traded on any exchange or quoted on any Nasdaq list or system. According to Partnership Spectrum, an independent third party industry publication, between November 2007 and June 2008, there were 8 reported trades in the secondary market (for a total of 332 units) which were made at between a high of $175.00 per unit and a low of $130.00 per unit, with a weighted average price of approximately $161.57 per unit. These prices do not take into account commissions and other transactional costs which sellers of units may be required to pay (which typically range between $250 and $400). No unit sales were reported in the secondary market between June 2008 and October 2008, and no public information is available regarding sales of units in the secondary market since October 2008.

     Your partnership is making no recommendation as to whether limited partners should tender their units.

     SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of my offer, I shall not be required to accept for payment or pay for any units not theretofore accepted for payment or paid for and may terminate or amend my offer as to such units, if at any time prior to the expiration of the offer, a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of my offer or the acceptance for payment of or payment for any units by me.

     The above conditions must be satisfied or waived prior to the expiration date of my offer and I will exercise the standard of reasonableness in determining whether the conditions have been satisfied. Finally, I will not purchase units under the offer if it will result in the units becoming eligible for deregistration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

     SECTION 15. CERTAIN LEGAL MATTERS

     GENERAL. Except as set forth in this Section 15, I am not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of units by me in my offer. Should any such approval or other action be required, it is my present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of units tendered in my offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership's business, or that certain parts of your partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause me to elect to terminate my offer without purchasing units hereunder. My obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

     ANTITRUST. I do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by my offer.

     MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to my offer.

     STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. Although I have not attempted to comply with any state anti-takeover statutes in connection with my offer, I reserve the right to challenge the validity or applicability of any state law allegedly applicable to my offer and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to my offer, I might be unable to accept for payment or purchase units tendered in my offer or be delayed in continuing or consummating our offer. In such case, I may not be obligated to accept for purchase or pay for any units tendered.

     SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, I will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units in our offer. I have retained MacKenzie Partners, Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with my offer. I will pay MacKenzie Partners, Inc. and American Stock Transfer & Trust Company, Inc. reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses. I will also pay all costs and expenses of printing and mailing my offer and its legal fees and expenses. You will not be required to pay any fees or commissions to me in connection with a tender. However, you will be responsible for the payment of any fees charged by your broker for assisting you in tendering your units or any fee charged by a custodian or other trustee of an Individual Retirement Account or profit sharing plan that is the record owner of your units. Although I do not know the fees charged by these brokers and trustees, I believe that such fees are typically $24 to $100 per transaction.

     SECTION 17. MISCELLANEOUS. I am not aware of any jurisdiction in which the making of my offer is not in compliance with applicable law. If I become aware of any jurisdiction in which the making of my offer would not be in compliance with applicable law, I will make a good faith effort to comply with any such law. If, after such good faith effort, I cannot comply with any such law, my offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of units residing in such jurisdiction.

     No person has been authorized to give any information or to make any representation on my behalf not contained herein or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     I have filed with the Commission a Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to my offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 hereof, except that they will not be available at the regional offices of the Commission.

                                                BEN FARAHI


January 30, 2009

     The letter of transmittal and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

     VIA U.S. MAIL     American Stock Transfer & Trust Company
                       59 Maiden Lane
                       New York, New York 10038
                       Attn:  Reorg. Department - RAM 2

     VIA HAND AND      American Stock Transfer & Trust Company
     OVERNIGHT COURIER 6201 15th Avenue
                       Brooklyn, New York 11219
                       Attn:  Reorg. Department - RAM 2

     VIA FACSIMILE:    (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                              105 Madison Avenue
                           New York, New York 10016
                       tenderoffer@mackenziepartners.com

                                 800-322-2885
                                 212-929-5500

23